

Mail Stop 3561

August 1, 2018

<u>Via E-mail</u>
David M. Denton
Chief Financial Officer
CVS Health Corporation
One CVS Drive
Woonsocket, Rhode Island 02895

     **Re: CVS Health Corporation
         Form 10-K for Fiscal Year Ended December 31, 2017
         Filed February 14, 2018
         File No. 001-01011**

Dear Mr. Denton:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Joel Parker

               Joel Parker
               Senior Assistant Chief Accountant
               Office of Beverages, Apparel and Mining